UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15-F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12158

中国石化上海石油化工股份有限公司

(Exact name of Registrant as specified in its charter)

Sinopec Shanghai Petrochemical Company Limited

(Translation of Registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, PRC 200540

Tel: +86 (21) 57943143

(Address of principal executive offices)

American Depositary Shares Each Representing 100 H Shares

H Shares of Par Value RMB1.00 per Share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provisions(s) relied upon to terminate the duty to file reports under the Securities Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(c)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(b)	☐	Rule 12h-6(h)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Sinopec Shanghai Petrochemical Company Limited (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in July 1993, following the listing of the Company’s American depositary shares (“ADSs”), representing its H Shares, on the New York Stock Exchange (the “NYSE”). On August 26, 2022, the Company voluntarily filed a Form 25 with the Securities and Exchange Commission (the “Commission”) informing the Commission that the Company had determined to voluntarily delist the ADSs from the NYSE. The delisting became effective on September 6, 2022, and the Company’s ADS program was terminated on March 15, 2023.

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s ADSs were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) in January 1997 pursuant to a registration statement on Form F-3.

Item 3. Primary Trading Market

A. The foreign exchange on which the Company has maintained a listing of its H Shares is The Stock Exchange of Hong Kong Limited (the “SEHK”) and such exchange constitutes the primary trading market for the Company’s H Shares.

B. The Company was initially listed on the SEHK on July 26, 1993. The Company has maintained the listing of its H Shares on the SEHK for at least the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in H Shares (including H Shares represented in the form of ADSs) that occurred in Hong Kong for the 12-month period from February 28, 2023 to February 29, 2024 (both dates inclusive) was 99.62%.

Item 4. Comparative Trading Volume Data

A. The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from February 28, 2023 to February 29, 2024 (both dates inclusive).

B. The average daily trading volume of the Company’s H Shares in the United States was 38,234 shares for the same 12-month period. The average daily trading volume of the Company’s H Shares worldwide was 9,973,214 shares for the same 12-month period.

C. The average daily trading volume of the Company’s H Shares in the United States as a percentage of the average daily trading volume of the Company’s H Shares on a worldwide basis for the same 12-month period was approximately 0.38%.

D. The Company delisted its ADSs from the NYSE effective as of the end of the trading day on September 6, 2022. As of September 6, 2022, the average daily trading volume of the Company’s H Shares in the United States as a percentage of the average daily trading volume for the Company’s H Shares on a worldwide basis for the preceding 12-month period was approximately 13.09%.

E. The Company terminated its sponsored American Depositary Receipt program regarding its H Shares on March 15, 2023. The Bank of New York Mellon served as the depositary for the facility. As of March 15, 2023, the average daily trading volume of the Company’s H Shares in the United States as a percentage of the average daily trading volume for the Company’s H Shares on a worldwide basis for the preceding 12-month period was approximately 10.54%.

F. The Company used Yahoo Finance as the source for determining whether it meets the average daily trading volume requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its registration of the H Shares under Section 12(g) of the Exchange Act and its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on March 15, 2024.

B. The Company disseminated this notice in the United States through EQS Newswire. The press release was posted to the Company’s website and submitted to the Commission on Form 6-K on March 15, 2024.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, www.spc.com.cn.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Sinopec Shanghai Petrochemical Company Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Sinopec Shanghai Petrochemical Company Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: March 15, 2024

By:	/s/ Wan Tao
Name:	Wan Tao
Title:	Chairman of the Board of Directors

4